                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Four Media Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    350872107
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  April 8, 1999
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

                                 SCHEDULE 13D/A



CUSIP No.   350872107                                        Page 2 of 18 Pages


--------- ---------------------------------------------------------------------
   1      NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warburg, Pincus Equity Partners, L.P.             I.D. #13-3986317
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                              (b) [X]

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*

          WC
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                      [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------ ------- ----------------------------------------------------
                     7     SOLE VOTING POWER

                           0
                   ------- ----------------------------------------------------
NUMBER OF SHARES     8     SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH            10,678,500
REPORTING PERSON   ------- ----------------------------------------------------
      WITH           9     SOLE DISPOSITIVE POWER

                           0
                   ------- ----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           10,678,500
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          10,678,500
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          52.6%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ---------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A



CUSIP No.   350872107                                        Page 3 of 18 Pages


--------- ---------------------------------------------------------------------
   1      NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warburg, Pincus & Co.                                I.D. #13-6358475
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                              (b) [X]

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          N/A
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
------------------ ------- ----------------------------------------------------
                     7     SOLE VOTING POWER

                           0
                   ------- ----------------------------------------------------
NUMBER OF SHARES     8     SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH            11,300,000
REPORTING PERSON   ------- ----------------------------------------------------
      WITH           9     SOLE DISPOSITIVE POWER

                           0
                   ------- ----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           11,300,000
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          11,300,000
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         [X]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          55.7%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ---------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A



CUSIP No.   350872107                                        Page 4 of 18 Pages


--------- ---------------------------------------------------------------------
   1      NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                              (b) [X]

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          N/A
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
----------------- ------- -----------------------------------------------------
                    7     SOLE VOTING POWER

                          0
                  ------- -----------------------------------------------------
   NUMBER OF        8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY            11,300,000
 OWNED BY EACH    ------- -----------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON WITH
                  ------- -----------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          11,300,000
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          11,300,000
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          55.7%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------- ---------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Explanatory Note

        This Schedule 13D/A is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), relating to the common stock, par value $0.01 per share, of Four Media Company, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of Four Media Company, par value $0.01 per share.

        As further detailed herein and in the Exhibits attached hereto, the information reported on this Schedule 13D/A pertains to a purchase of Common Stock from several different sellers (the "Transaction"). The original Schedule 13D with respect to the Transaction was filed on January 26, 1999, following the execution of several agreements governing the Transaction.

Item 1. Security and Issuer.

        This amended statement on Schedule 13D/A relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-2 under the Exchange Act. The address of the principal executive offices of the Company is 2813 West Alameda Avenue, Burbank, California, 91505.

Item 2.        Identity and Background.

        (a) This statement is filed by WPEP, WP and EMW (collectively, the "Reporting Entities"). The sole general partner of WPEP is WP. EMW manages WPEP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to



                                    5 OF 18
control both WP and EMW. WP has a 20% interest in the profits of WPEP as the general partner. The general partners of WP and the members of EMW are described in Schedule I hereto.

        (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

        (c) The principal business of WPEP is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P.

        (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or



                                    6 OF 18
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

        The total amount of funds supplied by WPEP and the Netherlands Entities (as defined in Item 4(a)) to effect the Transaction was $80,040,187 and was furnished from the working capital of WPEP and the Netherlands Entities.

Item 4.        Purpose of Transaction.

        The acquisition by WPEP of Common Stock was effected because of the Reporting Entities' belief that the Company represents an attractive investment. The Reporting Entities may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase,




                                    7 OF 18
not to increase, or to decrease, the size of their investment in the Company.

        (a) In connection with the Transaction, certain acquisitions of Common Stock were effected by WPEP along with Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (WPEP, together with these "Netherlands Entities", collectively, the "Purchasers"), in which WPEP acquired beneficial ownership of 94.5% of the Common Stock purchased by the Purchasers. The remaining 5.5% of such Common Stock was allocated to the Netherlands Entities.

        The Purchasers have acquired 6,582,607 newly issued shares of Common Stock from the Company, and have received a warrant (the "Warrant") to purchase an additional 1,100,000 shares of Common Stock at an exercise price of $15.00 per share, for $52,660,856. The Purchasers have also acquired 3,119,627 shares of Common Stock beneficially owned by Technical Services Partners, L.P. ("TSP"), a limited partnership controlled by Steinhardt Management Company, Inc., for $23,397,203. Additionally, 497,766 shares of Common Stock have been purchased by the Purchasers for $3,982,128 from the Company's founders (the "Founders") upon the simultaneous exercise of stock options at the closing of the Transaction.

        The Company has granted the Purchasers customary demand and piggyback registration rights with respect to the shares of Common Stock acquired by the Purchasers in the Transaction.

        Concurrently with the closing of the Transaction, Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund



                                    8 OF 18

III, L.P. (the "Preferred Stockholders"), the holders of all outstanding shares of the Company's preferred stock, converted all of their preferred stock into 2,250,000 shares of Common Stock. The Company has granted the Preferred Stockholders customary demand and piggyback registration rights with respect to the shares of Common Stock issued upon conversion of their preferred stock in the Transaction.

        Additionally, in connection with the Transaction, Robert T. Walston, the Chief Executive Officer of the Company ("Walston"), entered into a new employment agreement (the "Walston Employment Agreement") with the Company, dated as of January 1, 1999. The term of the Walston Employment Agreement commenced on the closing of the Transaction. Under the terms of the Walston Employment Agreement, the Company has granted Walston options to purchase 2,500,000 shares of Common Stock at an exercise price of $8.00 per share.

        Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.




                                    9 OF 18

        (c) Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

        (d) Pursuant to a securities purchase agreement, dated as of January 18, 1999, between the Purchasers and the Company, the Purchasers have the right, so long as they beneficially own at least 35% of the then outstanding Common Stock, to cause the Company to nominate and use its best efforts to elect individuals designated by the Purchasers to comprise a majority of the members of the Company's Board of Directors. Furthermore, for so long as the Purchasers beneficially own at least 10% and less than 35% of the then outstanding shares of Common Stock, the Company will continue to be obligated to nominate and use its best efforts to elect individuals designated by the Purchasers as members of the Company's Board of Directors, the number of such directors to decrease in proportion to the Purchasers' ownership of Common Stock.

        Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Company, or which relate to or would result in
(e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws



                                    10 OF 18
or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer.

        (a) As of April 8, 1999, the Purchasers, WP and EMW may be deemed to beneficially own 11,300,000 shares of Common Stock. As of that date, WPEP may be deemed to beneficially own 10,678,500 of these shares. The Purchasers are controlled by WP. By reason of their respective relationships with WPEP, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which WPEP beneficially owns. As of April 8, 1999, 11,300,000 shares of Common Stock represented approximately 55.7% of the outstanding shares of Common Stock, based on the 20,295,863 shares of Common Stock outstanding as of November 1, 1998, as reported by the Company in its Proxy Statement for Special Meeting of Stockholders to Be Held on March 18, 1999. This figure is adjusted for the 2,250,000 shares of Common Stock received by the Preferred Stockholders upon conversion of their preferred holdings pursuant to the Transaction and for the newly issued shares of Common Stock and the shares of Common Stock underlying



                                    11 OF 18
the Warrant, which is treated for these purposes as having been exercised.

        (b) WPEP exercises shared voting and shared dispositive power over 10,678,500 shares of Common Stock. By virtue of ownership and control over the Purchasers, WP and EMW may be deemed to exercise shared voting and shared dispositive power over all 11,300,000 shares.

        At the present time, none of the Reporting Entities exercises sole voting or sole dispositive power over any Common Stock.

        (c) Except as set forth above, there have been no transactions during the last sixty days which were effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

        (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

        (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.

        Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of the original Schedule 13D, this amendment and any further amendments hereto.

        Except as referred to above, in the Explanatory Note, and in Items 3, 4 and 5 of this statement, there are no contracts,



                                    12 OF 18
arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

        By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by the Reporting Entities.

Item 7.  Material to be Filed as Exhibits.

        1. Joint Filing Agreement, dated as of January 25, 1999, by and among the Reporting Entities.

        2. Securities Purchase Agreement, dated as of January 18, 1999, among Four Media Company (the "Company") and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as
Exhibit 99.2 to Current Report on Form 8-K filed by the Company on January 20, 1999, under SEC File No. 0-21943 (the "Company Form 8-K").

        3. Stock Purchase Agreement, dated as of January 18, 1999, among Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.,



                                    13 OF 18
as Purchasers, incorporated by reference to the same document included as
Exhibit 99.3 to the Company Form 8-K.

        4.  Stock Purchase Agreement, dated as of January 18, 1999, among John
H. Donlon, Gavin W. Schutz, Robert Bailey and The Estate of John H. Sabin and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as Exhibit 99.4 to the Company Form 8-K.

        5. Preferred Stock Conversion Agreement and Stockholders Agreement, dated as of January 18, 1999, among the Company, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.5 to the Company Form 8-K.

        6. Voting Agreement, dated as of January 18, 1999, among Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.6 to the Company Form 8-K.




                                    14 OF 18

        7. Voting Agreement, dated as of January 18, 1999, among Robert T. Walston, Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as
Exhibit 99.7 to the Company Form 8-K.

        8. Voting and Option Agreement, dated as of January 18, 1999, among Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.8 to the Company Form 8-K.

        9. Press Release issued by the Company on January 19, 1999, incorporated by reference to the same document included as Exhibit 99.1 to the Company Form 8-K.

        10. Registration Rights Agreement, dated as of April 8, 1999, among Four Media Company and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

        11. Common Stock Purchase Warrant, dated as of April 8, 1999, issued by Four Media Company.





                                    15 OF 18

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1999                  WARBURG, PINCUS EQUITY
                                          PARTNERS, L.P.

                                        By:    Warburg, Pincus & Co.,
                                               General Partner

                                        By:    /s/ Stephen Distler
                                               ----------------------
                                               Partner

Dated:  April 15, 1999                  WARBURG, PINCUS & CO.

                                        By:    /s/ Stephen Distler
                                               ----------------------
                                               Partner

Dated:  April 15, 1999                  E.M. WARBURG, PINCUS & CO., LLC

                                        By:    /s/ Stephen Distler
                                               ----------------------
                                               Managing Director

                                   Schedule I
                                   ----------

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WP, EMW and WPEP are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             General Partners of WP
                             ----------------------

                                         Present Principal Occupation
                                         in Addition to Position with
                                         WP, and Positions with the
Name                                     Reporting Entities
----                                     ----------------------------

Joel Ackerman                            Managing Director and Member, EMW

Alvaro J. Aguirre                        Managing Director and Member, EMW

Harold Brown                             Senior Managing Director and Member,
                                         EMW

W. Bowman Cutter                         Managing Director and Member, EMW

Elizabeth B. Dater                       Managing Director and Member, EMW

Cary J. Davis                            Managing Director and Member, EMW

Stephen Distler                          Managing Director, Member and
                                         Treasurer, EMW

Harold W. Ehrlich                        Managing Director and Member, EMW

Kyle F. Frey                             Managing Director and Member, EMW

John L. Furth                            Managing Director and Member, EMW

Stewart K.P. Gross                       Managing Director and Member, EMW

Patrick T. Hackett                       Managing Director and Member, EMW

Jeffrey A. Harris                        Managing Director and Member, EMW

William H. Janeway                       Senior Managing Director and Member,
                                         EMW

Robert Janis                             Managing Director and Member, EMW

Douglas M. Karp                          Managing Director and Member, EMW

Charles R. Kaye                          Managing Director and Member, EMW

Henry Kressel                            Managing Director and Member, EMW

Joseph P. Landy                          Managing Director and Member, EMW

Sidney Lapidus                           Managing Director and Member, EMW

Kewsong Lee                              Managing Director and Member, EMW

Reuben S. Leibowitz                      Managing Director and Member, EMW

S. Joshua Lewis                          Managing Director and Member, EMW

Scott T. Lewis                           Managing Director and Member, EMW

David E. Libowitz                        Managing Director and Member, EMW

Brady T. Lipp                            Managing Director and Member, EMW

Stephen J. Lurito                        Managing Director and Member, EMW

Lynn S. Martin                           Managing Director and Member, EMW

Nancy Martin                             Managing Director and Member, EMW

Edward J. McKinley                       Managing Director and Member, EMW

Rodman W. Moorhead III                   Senior Managing Director and Member,
                                         EMW

Maryanne Mullarkey                       Managing Director and Member, EMW

Howard H. Newman                         Managing Director and Member, EMW

Gary D. Nusbaum                          Managing Director and Member, EMW

Sharon B. Parente                        Managing Director and Member, EMW

Dalip Pathak                             Managing Director and Member, EMW

Lionel I. Pincus                         Chairman of the Board, CEO, and
                                         Managing Member, EMW; and Managing
                                         Partner, Pincus & Co.

Eugene L. Podsiadlo                      Managing Director and Member, EMW

Ernest H. Pomerantz                      Managing Director and Member, EMW

Brian S. Posner                          Managing Director and Member, EMW

Arnold M. Reichman                       Managing Director and Member, EMW

Roger Reinlieb                           Managing Director and Member, EMW

John D. Santoleri                        Managing Director and Member, EMW

Steven G. Schneider                      Managing Director and Member, EMW

Donald C. Schutltheis                    Managing Director and Member, EMW

Sheila N. Scott                          Managing Director and Member, EMW

Harold Sharon                            Managing Director and Member, EMW

Eugene J. Siembieda                      Managing Director and Member, EMW

Barbara Tarmy                            Managing Director and Member, EMW

James E. Thomas                          Managing Director and Member, EMW

Donna M. Vandenbulcke                    Managing Director and Member, EMW

John L. Vogelstein                       Vice Chairman and Member, EMW

Elizabeth H. Weatherman                  Managing Director and Member, EMW


Pincus & Co.*

NL & Co.**


*    New York limited partnership; its primary activity is
            ownership interest in WP and EMW.
**   New York limited partnership; its primary activity is
            ownership interest in WP.

                                 MEMBERS OF EMW



                                         Present Principal Occupation
                                         in Addition to Position with
                                         EMW, and Positions with the
Name                                     Reporting Entities
----                                     ----------------------------

Joel Ackerman                            Partner, WP

Alvaro J. Aguirre                        Partner, WP

Harold Brown                             Partner, WP

W. Bowman Cutter                         Partner, WP

Elizabeth B. Dater                       Partner, WP

Cary J. Davis                            Partner, WP

Stephen Distler                          Partner, WP

P. Nicholas Edwards(2)

Harold W. Ehrlich                        Partner, WP

Kyle F. Frey                             Partner, WP

John L. Furth                            Partner, WP

Stewart K.P. Gross                       Partner, WP

Patrick T. Hackett                       Partner, WP

Jeffrey A. Harris                        Partner, WP

William H. Janeway                       Partner, WP

Robert Janis                             Partner, WP

Douglas M. Karp                          Partner, WP

Charles R. Kaye                          Partner, WP

Richard H. King(2)

Henry Kressel                            Partner, WP

Rajiv B. Lall(4)

Joseph P. Landy                          Partner, WP

Sidney Lapidus                           Partner, WP

Kewsong Lee                              Partner, WP

Reuben S. Leibowitz                      Partner, WP

S. Joshua Lewis                          Partner, WP

Scott T. Lewis                           Partner, WP

David E. Libowitz                        Partner, WP

Brady T. Lipp                            Partner, WP

Stephen J. Lurito                        Partner, WP

John W. MacIntosh(1)

Lynn S. Martin                           Partner, WP

Nancy Martin                             Partner, WP

Edward J. McKinley                       Partner, WP

James McNaught-Davis(2)

Rodman W. Moorhead III                   Partner, WP

Maryanne Mullarkey                       Partner, WP

Howard H. Newman                         Partner, WP

Gary D. Nusbaum                          Partner, WP

Sharon B. Parente                        Partner, WP

Dalip Pathak                             Partner, WP

Lionel I. Pincus                         Managing Partner, WP; Chairman
                                         of the Board and CEO, EMW;
                                         Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                      Partner, WP

Ernest H. Pomerantz                      Partner, WP

Brian S. Posner                          Partner, WP

Arnold M. Reichman                       Partner, WP

Roger Reinlieb                           Partner, WP

John D. Santoleri                        Partner, WP

Steven G. Schneider                      Partner, WP

Donald C. Schultheis                     Partner, WP

Sheila N. Scott                          Partner, WP

Harold Sharon                            Partner, WP

Dominic H. Shorthouse(2)

Eugene J. Siembieda                      Partner, WP

Chang Q. Sun(3)

Barbara Tarmy                            Partner, WP

James E. Thomas                          Partner, WP

Donna M. Vandenbulcke                    Partner, WP

John L. Vogelstein                       Partner, WP

Elizabeth H. Weathermen                  Partner, WP

Jeremy S. Young(2)


Pincus & Co.*


(1)     Citizen of Canada

(2)     Citizen of United Kingdom

(3)     Citizen of People's Republic of China

(4)     Citizen of India

* New York limited partnership; its primary activity is ownership interest in WP and EMW.

                                  Exhibit Index


        1. Joint Filing Agreement, dated as of January 25, 1999, by and among the Reporting Entities.

        2. Securities Purchase Agreement, dated as of January 18, 1999, among Four Media Company (the "Company") and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as
Exhibit 99.2 to Current Report on Form 8-K filed by the Company on January 20, 1999, under SEC File No. 0-21943 (the "Company Form 8-K").

        3. Stock Purchase Agreement, dated as of January 18, 1999, among Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as
Exhibit 99.3 to the Company Form 8-K.

        4. Stock Purchase Agreement, dated as of January 18, 1999, among John H. Donlon, Gavin W. Schutz, Robert Bailey and The Estate of John H. Sabin and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as Exhibit 99.4 to the Company Form 8-K.

        5. Preferred Stock Conversion Agreement and Stockholders Agreement, dated as of January 18, 1999, among the Company, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.5 to the Company Form 8-K.

        6. Voting Agreement, dated as of January 18, 1999, among Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.6 to the Company Form 8-K.

        7. Voting Agreement, dated as of January 18, 1999, among Robert T. Walston, Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as
Exhibit 99.7 to the Company Form 8-K.

        8. Voting and Option Agreement, dated as of January 18, 1999, among Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.8 to the Company Form 8-K.

        9. Press Release issued by the Company on January 19, 1999, incorporated by reference to the same document included as Exhibit 99.1 to the Company Form 8-K.

        10. Registration Rights Agreement, dated as of April 8, 1999, among Four Media Company and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

        11. Common Stock Purchase Warrant, dated as of April 8, 1999, issued by Four Media Company.